Filed Pursuant to Rule 424(b)(5)
Registration No. 333-271030

PROSPECTUS SUPPLEMENT No. 2

(To Prospectus Dated April 20, 2023)

Up to $3,371,000

Society Pass Incorporated

Shares of Common Stock

We previously entered into an At-The-Market Issuance Sales Agreement, or the Sales Agreement, dated August 21, 2023, with Ascendiant Capital Markets, LLC, or ACM, as amended, relating to shares of our common stock offered by this prospectus supplement No. 2 (the “Amendment No. 2 to Prospectus Supplement”) and the accompanying amendment no. 1 to the prospectus supplement dated as of May 24, 2024 (the “Amendment No. 1 to Prospectus Supplement”), the prospectus supplement dated August 21, 2023 (the “Prospectus Supplement”) and the prospectus dated as of April 20, 2023 (the “Base Prospectus”).

In accordance with the terms of the sales agreement, as amended on February 13, 2025, and May 24, 2024, we may offer and sell shares of our common stock, par value $0.0001 per share, having an aggregate offering (the “ATM Offering”) price of up to $3,371,000 from time to time through ACM, acting as sales agent (the “Sales Agent”), at our discretion.

Our common stock is listed on the Nasdaq Capital Market, under the symbol “SOPA.” The closing price of our common stock on February 13, 2025 was approximately $4.70 per share.

We are filing this prospectus supplement to supplement and amend, as of February 13, 2025, the accompanying Amendment No. 1 to Prospectus Supplement, Prospectus Supplement and Base Prospectus to increase the maximum aggregate gross sales price of our common stock that may be offered, issued and sold under the Sales Agreement from and after the date hereof to $3,371,000 (the “ATM Offering Size Increase”). Under the Amendment No. 1 to Prospectus Supplement, we registered up to $1,088,265 of our common stock for offer and sale pursuant to the Sales Agreement. As of the date of the filing of this prospectus supplement, we have sold a total of 56,860 shares of our common stock that are covered by Amendment No. 1 to Prospectus Supplement and Prospectus Supplement pursuant to the Sales Agreement.

The purpose of this prospectus supplement is to update the accompanying Amendment No. 1 to Prospectus Supplement and the Prospectus Supplement to reflect the ATM Offering Size Increase. Except as modified by this prospectus supplement, the terms of the ATM Offering remain unchanged, and the Sales Agreement, as amended, remains in full force and effect.

The aggregate market value of our outstanding common stock held by non-affiliates is approximately $17,873,045 based on 3,718,030 shares of outstanding common stock, of which 598,825 shares are held by non-affiliates, and a share price of $5.73 per share, which was the closing sale price of our common stock as quoted on The Nasdaq Capital Market on February 11, 2025. During the 12 calendar months prior to and including the date of this prospectus supplement, we have sold or are selling securities with an aggregate market value of $1,512,964 pursuant to General Instruction I.B.6 of Form S-3. One-third of our public float, calculated in accordance with General Instruction I.B.6 of Form S-3, is equal to approximately $5,957,681. In no event will we sell securities registered on the registration statement of which this prospectus supplement forms a part in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75 million pursuant to General Instruction I.B.6 of Form S-3.

Sales of our common stock, if any, under this prospectus supplement and accompanying prospectus may be made in sales deemed to be “at the market offerings” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, or the Securities Act. ACM is not required to sell any specific number or dollar amount of securities, but will act as the Sales Agent using commercially reasonable efforts consistent with its normal trading and sales practices, on terms mutually agreed to by ACM and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

The compensation to ACM for sales of common stock sold pursuant to the sales agreement will be an amount equal to 3.0% of the gross proceeds of any shares of common stock sold under the sales agreement. In connection with the sale of the common stock on our behalf, ACM may be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of ACM may be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to ACM with respect to certain liabilities, including liabilities under the Securities Act or the Securities Exchange Act of 1934, as amended.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-6 of the Prospectus Supplement, on page 5 of the Base Prospectus and under similar headings in the other documents that are incorporated by reference into this prospectus supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

February 14, 2025